1937 – 2002

PE
3-29-02

02057566

IEH CORPORATION

2002 ANNUAL REPORT

IEH
an ISO 9001 company

PERRY JOHNSON REGISTRARS, INC.

HUB ZONE CERTIFIED

August 28, 2002

To Our Shareholders, Employees, and Friends:

In my last letter to you I spoke of the challenges presented by severe recession in the electronic industry. Downsizing in semiconductors, computers, fiber optic cables, telecommunications, commercial avionics, and others continues with only sporadic and isolated signs of a return to growth and profitability. We looked to the first calendar quarter 2002 as a turning point in our primary market, the defense industry. Actual events confirmed our forecast and our fourth fiscal quarter (Jan-Feb-Mar '02) was profitable; however, losses in the previous quarters could not be overcome and we are reporting a loss of $58,000 for the year on reduced revenues of $4,338,000.

We believe that the current year holds substantial promise for profitability. Our first fiscal quarter (unaudited) resulted in $50,000 profit on revenues of $1,212,000 and sales have continued strong. As of this date, our backlog is at an unusually high $2,480,000. With a continuation of this trend, our goal is to increase revenues and show higher margins. Certainly, there will be increased competitive pressures from connector manufacturers seeking to replace lost commercial sales with a higher presence in the defense sector, but we have confidence in our position as a manufacturer of high reliability connectors whose products are well received in the defense industry.

As part of our efforts to improve revenues and margins, we are beginning to provide value added services by offering to pre-assemble cabling, where needed, to connectors prior to shipment. This service enhances our relationship with customers desiring to outsource manufacturing operations and may allow us to improve unit pricing and margins. While not yet a major source of revenues, early efforts show promise.

Our commitments to quality through certification to ISO9001 standards, cost control by automation, and customer satisfaction at all levels continues. With the support of our shareholders, employees, and friends, I look forward to a year of growth and profitable operations. Thank you.

Michael Offerman
President

140 58th Street – 8E, Brooklyn, NY 11220::Tp. 718-492-4446,7,8::Fax 718-492-9897,8
Email ieh@iehcorp.com::Web www.iehcorp.com

Business

IEH Corporation (hereinafter referred to as the "Company") was organized under the laws of the State of New York on March 22, 1943 under the name Industrial Heat Treating Company, Inc. On March 15, 1989, the Company changed its name to its current name. The Company's executive offices and manufacturing facilities are located at 140 58th Street, Suite 8E, Brooklyn, New York 11220. The Company's telephone number is (718) 492-4448; its email address is ieh@iehcorp.com.

The Industry in Which the Company is Engaged

The Company is engaged in the design, development, manufacture and distribution of high performance electronic printed circuit connectors and specialized interconnection devices. Electronic connectors and interconnection devices are used to provide connections between electronic component assemblies. The Company develops and manufactures connectors which are designed for a variety of high technological and high performance applications. These connectors are primarily utilized by those users who require highly efficient and dense (the space between connection pins within the connector) electrical connections.

Printed circuit boards in computers contain the components necessary to perform specific system sub-functions. These functions require connections which relay information between electronic components and circuit boards, enabling the commands that are input by the user to be performed. Electronic connectors, in essence, enable circuit boards and electronic components to communicate with each other, via direct electrical connection. Connectors also are fundamental to modular construction of electronic assemblies enabling the disconnection and removal of circuit boards and other electronic components for testing, repair, and replacement.

Connectors may be designed and manufactured in various shapes, sizes and specifications to meet specific customer requirements and applications. High performance connectors are designed to meet various density and pin count (the number of individual connection points within each connector) criteria and to provide low forces (the amount of pressure needed to make the connection) and electrically efficient connections.

Constant advances in the design of solid state devices have resulted in significantly denser component packaging configurations on circuit boards. Historically, a 5" X 8" circuit board may have consisted of thousands of circuits with 10 to 30 lines of communication. Under those conditions, an insertion force of one pound per contact for each of the communication lines formed a common and acceptable standard in connection devices. As a result of technological developments in recent years, the same 5" X 8" circuit board may contain hundreds of thousands of circuits with hundreds of communication lines, and an insertion force of one (1) ounce per contact as the standard in the industry.

The Company's Product Line

The Company primarily manufactures printed circuit board connectors that meet military or individual customer specifications. Certain of the Company's manufacturing and sales involve the competitive bidding process because of the military and/or government status of customers. The Company also manufactures a line of standard universal connectors which have common usage in the high technology and commercial electronics industries. The Company serves both the commercial and military marketplace, manufacturing connectors for avionics, electronics, satellite, radar systems, test equipment, medical electronic and related industries.

The Company is continuously redesigning and adapting its connectors to keep pace with developments in the electronics industry, and has, for example, developed connectors for use with flex-circuits which are used in aerospace programs, computers, air-borne communication systems, testing systems and other areas. The Company also provides engineering services to its customers to assist in the development and design of connectors to meet specific product requirements.

The Company's electronic printed circuit connectors are sold to original equipment manufacturers and distributors. The Company supplies its connectors to manufacturers who principally produce and distribute finished products as well as to distributors who resell the Company's products. Prior to the decrease in military and government spending over the last five (5) years, the Company's sales were made primarily to the government, military defense contractors and aerospace companies. However, since the decrease in military and government spending, the Company has modified its product line so as to concentrate its sales efforts to commercial electronics companies. The Company still continues to market its connectors for use in government and military computers; military defense equipment and information systems; terrestrial, airborne and aerospace communications products; avionics and guidance systems and instrumental and electronic testing equipment.

With the continuing downturn in government contracts over the last few years, the Company has been striving the past several years to develop commercial accounts.

Management has instituted several steps to increase productivity and increase sales such as downsizing the labor force, implementing material changes to make the Company's products more competitive and developing machinery and equipment to increase production rates. Management believes these initiatives have decreased costs and will continue to do so in the near future.

For the fiscal year ended March 29, 2002, the Company's principal customers included manufacturers of commercial electronics products, military defense contractors and distributors who service these markets. Sales to the commercial electronics and military defense markets comprised 26% and 73%, respectively, of the Company's net sales for the year ended March 29, 2002. Approximately 1% of the Company's net sales for the year March 29, 2002, were made internationally.

New Product Development

The Company maintains a program to increase the efficiency and performance of its connectors to meet anticipated and specific market needs. Computer and electronics technology is continuously changing and requires the redesign and development of connectors to adapt to these changes. Primarily, new technology has dictated a decrease in the size of solid state electronic components and smaller and denser high performance connectors. Management believes that a key ingredient to the Company's success is its ability to assist customers with a new design effort and prepare necessary drawing packages in a short period of time. After the customer approves the design, prototypes are built, approved by the customer and production is released. As an example, six new connectors have been introduced to a major commercial account. The Company's design effort on this product line began mid-year 1994 and was recently completed. The new development process with this commercial client has led to substantial repeat business in the past fiscal year. The Company now has the ability to introduce this line to other commercial accounts.

The Company has also recently commenced production of two new connectors for the aerospace industry. To date early orders for pre-production units have been completed and the Company is awaiting commencement of production.

One of the nation's leading radar system manufacturers has contracted with the Company for six new designs. The design work is complete, approvals have been obtained, and the Company is now in small-scale production. The Company anticipates full-scale production when the radar system is released for sale by the customer.

Several years ago, the Company designed and developed a form of compliant termination connector, which is named, "COMTAC". This product, which utilizes technology known as "Solderless Pin Technology", does not require the soldering of connector pins, but instead utilizes a spring type locking system in attaching the connector to the printed circuit board. This technology was patented in the United States under patent No. 4,720,268 and assigned to the Company on January 19, 1988. During the fiscal year ended March 29, 2002 sales of the COMTAC connectors accounted for over 12% of the Company's total sales. The Company has sent pre-production units for evaluation to certain customers and potential customers. Although there can be no assurance of future sales, the Company is optimistic that this new technology will lead to an increase in sales.

Market for Common Equity and Related Stockholder Matters

Principal Market

The Common Stock of the Registrant (the "Common Stock") is traded in the Over-The-Counter Market and is quoted on the National Association of Securities Dealers Automated Quotation ("NASDAQ") System Bulletin Board under the symbol "IEHC"). On January 11, 1993, the Company's Common Stock was deleted from listing on the NASDAQ SmallCap Market System because of the Company's failure to maintain the minimum asset and shareholders equity requirements. On January 12, 1993, the Company's Common Stock was first quoted over the Electronic Bulletin Board (OTCBB).

Market Information

The range of high and low bid prices for the Company's Common Stock, for the periods indicated as set forth below. For the period to October 29, 1991, the Company was listed on the NASDAQ National Market System. On October 29, 1991, the Company's Common Stock was delisted from the NASDAQ National Market System and from October 29, 1991 to January 11, 1993, the Company's Common Stock was listed on the NASDAQ SmallCap Market System. On January 11, 1993, the Company's Common Stock was delisted from the NASDAQ SmallCap Market System and on January 13, 1993, the Company's Common Stock was first quoted over the Electronic Bulletin Board (OTCBB). Set forth below is a table indicating the high and low prices of the Common Stock during the periods indicated.

Year	High	Low
Fiscal Year ended March 29, 2002		
1st Quarter	$.20	$.11
2nd Quarter	.23	.14
3rd Quarter	.15	.14
4th Quarter	.20	.13
Fiscal Year ended March 30, 2001 (1)		
1st Quarter	.6875	.1562
2nd Quarter	.875	.25
3rd Quarter	.25	.125
4th Quarter	.6875	.1250

As reported by the OTCBB.

The above quotations, as reported, represent prices between dealers and do not include retail mark-ups, mark-downs or commissions. Such quotations do not necessarily represent actual transactions.

On June 17, 2002 the high price for the Common Stock was $.10 and the low price was $.10.

Dividends

The Company has not paid any cash dividends on its Common Stock during the last five (5) fiscal years. At present, the Company does not anticipate issuing any cash dividends on its Common Stock in the foreseeable future by reason of its contemplated future financial requirements and business plans. The Company will retain earnings, to the extent that there are any, to finance the development of its business.

Approximated Number of Equity Security Holders

The number of record holders of the Company's Common Stock as of June 25, 2002 was approximately 773. Such number of record owners was determined from the Company's stockholder records, and does not include the beneficial owners of the Company's Common Stock whose shares are held in the names of various security holders, dealers and clearing agencies.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Statements contained in this report which are not historical facts may be considered forward looking information with respect to plans, projections, or future performance of the Company as defined under the Private Securities litigation Reform Act of 1995. These forward-looking statements are subject to risks and uncertainties which could cause actual results to differ materially from those projected. The words "anticipate," "believe", "estimate", "expect," "objective," and "think" or similar expressions used herein are intended to identify forward-looking statements. The forward-looking statements are based on the Company's current views and assumptions and involve risks and uncertainties that include, among other things, the effects of the Company's business, actions of competitors, changes in laws and regulations, including accounting standards, employee relations, customer demand, prices of purchased raw material and parts, domestic economic conditions, including housing starts and changes in consumer disposable income, and foreign economic conditions, including currency rate fluctuations. Some or all of the facts are beyond the Company's control.

The following discussion and analysis should be read in conjunction with the consolidated financial statements and related footnotes which provide additional information concerning the Company's financial activities and condition.

Accounting Policies

Accounting Period:

The Company maintains an accounting period based upon a 52-53 week year which ends on the nearest Friday in business days to March 31st. The year ended March 29, 2002 was comprised of 52 weeks and the year ended March 30, 2001 was comprised of 53 weeks.

Revenue Recognition:

Revenues are recognized at the shipping date of the Company's products.

The Company's policy with respect to customer returns and allowances as well as product warranty is as follows:

> The Company will accept a return of defective product within one year from shipment for repair or replacement at the Company's option.
>
> If the product is repairable, the Company at its own cost will repair and return it to the customer. If unrepairable, the Company will either offer an allowance against payment or will reimburse the customer for the total cost of the product.

Most of the Company's products are custom ordered by customers for a specific use. The Company provides engineering services as part of the relationship with its customers in developing the custom product. The Company is not obligated to provide such engineering service to its customers. The Company does not charge separately for these services..

Inventories:

Inventories are stated at cost, on a first-in, first-out basis, which does not exceed market value.

Concentration of Credit Risk:

The Company maintains cash balances at one bank. Amounts on deposit are insured by the Federal Deposit Insurance Corporation up to $100,000 in aggregate. There were no uninsured balances at either March 29, 2002 or March 30, 2001.

Property, Plant and Equipment:

Property, plant and equipment is stated at cost less accumulated depreciation and amortization. The Company provides for depreciation and amortization using the Modified Accelerated Cost Recovery System (MACRS) method over the estimated useful lives (5-7 years) of the related assets.

Maintenance and repair expenditures are charged to operations, and renewals and betterments are capitalized. Items of property, plant and equipment which are sold, retired or otherwise disposed of are removed from the asset and accumulated depreciation or amortization account. Any gain or loss thereon is either credited or charged to operations.

Income Taxes:

The Company follows the policy of treating investment tax credits as a reduction in the provision for federal income tax in the year in which the credit arises or may be utilized. Deferred income taxes arise from temporary differences resulting from different depreciation methods used for financial and income tax purposes. The Company has adopted Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes".

Net Income Per Share:

The Company has adopted the provisions of SFAS No. 128, "Earnings Per Share", which requires the disclosure of "basic" and "diluted" earnings (loss) per share. Basic earnings per share is computed by dividing net income by the weighted average number of common shares outstanding during each period.

Net Income Per Share:

Diluted earnings per share is similar to basic earnings per share except that the weighted average number of common shares outstanding is increased to reflect the dilutive effect of potential common shares, such as those issuable upon the exercise of stock or warrants, as if they had been issued. For the years ended March 29, 2002 and March 30, 2001, there were no items of potential dilution that would impact on the computation of diluted earnings or loss per share.

Fair Value of Financial Instruments:

The carrying value of the Company's financial instruments, consisting of accounts receivable, accounts payable, and borrowings, approximate their fair value due to the relatively short maturity (three months) of these instruments.

Use of Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, revenues and expenses, and disclosure of contingent assets and liabilities at the date of the financial statements. Actual amounts could differ from those estimates.

Impairment of Long-Lived Assets:

SFAS No. 121, "Accounting For The Impairment of Long-Lived Assets To Be Disposed Of", requires that long-lived assets and certain identifiable intangibles to be held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The Company has adopted SFAS No. 121. There were no long-lived asset impairments recognized by the Company for the years ended March 29, 2002 and March 30, 2001.

Reporting Comprehensive Income:

The Company has adopted the provisions of SFAS No. 130, "Reporting Comprehensive Income". This statement established standards for reporting and display of comprehensive income and its components (revenues, expenses, gains and losses) in an entity's financial statements. This Statement requires an entity to classify items of other comprehensive income by their nature in a financial statement and display the accumulated balance of other comprehensive income separately from retained earnings and additional paid-in capital in the equity section of a statement of financial position. There were no material items of comprehensive income to report for the years ended March 29, 2002 and March 30, 2001.

Segment Information:

The Company has adopted the provisions of SFAS No. 131, "Disclosures About Segment of An Enterprise and Related Information." This Statement requires public enterprises to report financial and descriptive information about its reportable operating segments and establishes standards for related disclosures about product and services, geographic areas, and major customers. The adoption of SFAS No. 131 did not affect the Company's presentation of its results of operations or financial position.

Results of Operations

Year End Results: March 29, 2002 vs. March 30, 2001

The following table sets forth for the periods indicated, percentages for certain items reflected in the financial data as such items bear to the revenues of the Company:

Relationship to Total Revenues		
	March 29, 2002	March 30, 2001
Operating Revenues (in thousands)	$ 4,338	$ 4,594
Operating Expenses:		
(as a percentage of Operating Revenues)		
Costs of Products Sold	73.9%	71.0%
Selling, General and Administrative	18.7%	19.0%
Interest Expense	3.3%	3.4%
Depreciation and amortization	5.6%	6.0%
TOTAL COSTS AND EXPENSES	101.5%	99.4%
Operating Income (loss)	(1.5%)	.6%
Other Income	.2	.1%
Income (loss) before Income Taxes	(1.3%)	.7%
Income Taxes	-	(.1%)
Net Income (loss)	(1.3%)	.6%

Operating revenues for the year ended March 29, 2002 amounted to $4,338,012 reflecting a 5.6% decrease versus prior year 2001 revenues of $4,593,840. The decrease in revenues is a direct result of the down turn in the economy.

The Company is primarily a manufacturer and its products are essentially basic components of larger assemblies of finished goods. Approximately 94% of the Company's net sales for the fiscal year ended March 29, 2002 and March 30, 2001 respectively were made directly to manufacturers of finished products with the balance of the Company's products sold to distributors. Distributors often purchase connectors for customers who do not require large quantities of connectors over a short period of time but rather require small allotments of connectors over an extended period of time.

For the fiscal year ended March 29, 2002, one of the Company's customers accounted for approximately 17% of total sales. The same customer accounted for approximately 19% of sales in the fiscal year ended March 30, 2001.

The Company currently employs 16 independent sales representatives to market its products in all regions of the United States. These sales representatives accounted for approximately 94% of the Company's sales, with the balance of sales being generated by direct customer contact.

For the fiscal year ended March 29, 2002, the Company's principal customers included manufacturers of commercial electronic products, military defense contractors and distributors who service these markets. Sales to the commercial electronic and military defense markets comprised 26% and 73% of the Company's net sales for the years ended March 29, 2002 and March 30, 2001 respectively. Approximately 1% of net sales were made to international customers.

Cost of products sold amounted to $3,207,645 for the fiscal year ended March 29, 2002, or 73.9% of operating revenues. This reflected a $53,548 or 1.6% decrease in the cost of products sold from $3,261,193 or 71.0% of operating revenues for the fiscal year ended March 30, 2001. This marginal decrease is due primarily to the reduction in sales.

Selling, general and administrative expenses were $808,935 and $871,844 or 18.7% and 19.0% of operating revenues for the fiscal years ended March 29, 2002 and March 30, 2001, respectively. This category of expense decreased by $62,909 or 7.2% from the prior year. The decrease can be attributed to a reduction in sales commissions.

Interest expense was $143,909 for the fiscal year ended March 29, 2002 or 3.3% of operating revenues. For the fiscal year ended March 30, 2001, interest expense was $154,874 or 3.4% of operating revenues. The decrease of $10,965 or 7.1% reflects less equipment loans entered into during the year ended March 29, 2002.

Year End Results: March 29, 2002 vs. March 30, 2001

Depreciation and amortization of $244,350 or 5.6% of operating revenues was reported for the fiscal year ended March 29, 2002. This reflects a decrease of $31,387 or 11.38% from the prior year ended March 30, 2001 of $275,737 or 6.0% of operating revenues. The decrease is the result of several fixed assets being fully depreciated during the current fiscal year.

The Company reported a net loss of $58,009 for the year ended March 29, 2002 representing basic loss of $.03 per share as compared to a net income of $26,826 or $.012 per share for the year ended March 30, 2001. The net income decrease for the current year can, in part, be attributed to a down turn in the economy.

Liquidity and Capital Resources

The Company reported a working capital deficit of $23,592 as of March 29, 2002 compared to a working capital deficit of $70,828. The increase in working capital of $47,236 was attributable to the following items:

Net income (loss) (excluding depreciation and amortization)	186,341
Capital expenditures	(153,166)
Other transactions	14,061

As a result of the above, the current ratio (current assets to current liabilities) was .99 to 1 at March 29, 2002 as compared to .96 to 1 at March 30, 2001. Current liabilities at March 29, 2002 were $1,851,735 compared to $1,835,816 at March 30, 2001.

The Company reported $153,166 in capital expenditures in fiscal 2001 and reported depreciation of $209,499 for the year ended March 29, 2002.

The net loss of $58,009 for the year ended March 29, 2002 reduced stockholders' equity to $809,357 as compared to stockholders' equity of $867,366 at March 30, 2001.

The Company has an accounts receivable financing agreement with a factor which bears interest at 2.5% above prime with a maximum of 12% per annum. At March 29, 2002 the amount outstanding with the factor was $676,181 as compared to $759,937 at March 30, 2001.

On July 22, 1992, the Company obtained a loan of $435,000 from the New York State Urban Development Corporation ("UDC"), collateralized by machinery and equipment. The loan is payable over ten years, with interest rates progressively increasing from 4% to 8% per annum. The balance remaining at March 29, 2002 was $25,289.

Aggregate future principal payments are as follows:

Fiscal Year Ending March 31:	
2003	$ 25,289

In April 1997, the Company was informed by the UDC that the loan was sold and conveyed to WAMCO XXIV, Ltd. All the terms and conditions of the loan remained in effect. As of March 29, 2002, the Company had failed to meet one of the financial covenants of the loan agreement; namely that the "Company shall be obligated to maintain a tangible net worth of not less than $1,300,000 and the Company shall be obligated to maintain a ratio of current assets to current liabilities of 1.1 to 1.0.

The Company reported tangible net worth of $809,357. The ratio of current assets to current liabilities was .99 to 1.0.

The Company has applied for additional waivers of this covenant. Neither the UDC or WAMCO XXIV has acted on these requests. There are no assurances that the Company will receive any additional waivers of this covenant. Should the Company not receive any additional waivers, then it will be deemed to be in default of this loan obligation and the loan plus interest will become due and payable, accordingly the entire balance has been classified as a current liability in the accompanying balance sheet.

The Company has a collective bargaining multi-employer pension plan with the United Auto Workers of America, Local 259. Contributions are made in accordance with a negotiated labor contract and are based on the number of covered employees employed per month. With the passage of the Multi-Employer Pension Plan Amendments Act of 1990 ("The Act"), the Company may become subject to liabilities in excess of contributions made under the collective bargaining agreement. Generally, these liabilities are contingent upon the termination, withdrawal, or partial withdrawal from the Plan. The Company has not taken any action to terminate, withdraw or partially withdraw from the Plan nor does it intend to do so in the future. Under the Act, liabilities would be based upon the Company's proportional share of the Plan's unfunded vested benefits which is currently not available. The amount of accumulated benefits and net assets of such Plan also is not currently available to the Company. The total contributions charged to operations under this pension plan were $38,384 for the year ended March 29, 2002 and $35,707 for the year ended March 30, 2001.

As of March 29, 2002, the company reported arrears with respect to its contributions to the Union's health and welfare plan. The amount due the health and welfare plan was $73,828. This amount is reported in two parts on the accompanying balance sheet as follows, $30,000 as a current liability and $43,828 as a long term liability.

In December 1993, the Company and Local 259 entered into a verbal agreement whereby the Company would satisfy this debt by the following payment schedule:

The sum of $2,500 will be paid by the Company each month in satisfaction of the current arrears until this total debt has been paid. Under this agreement , the projected payment schedule for arrears will satisfy the total debt in 30 months. Additionally, both parties have agreed that current obligatory funding for the Pension Plan will be made on a timely current basis.

On June 30, 1995, the Company applied to the Pension Benefit Guaranty Corporation ("PBGC") to have the PBGC assume all of the Company's responsibilities and liabilities under its Salaried Pension Plan. On April 26, 1996, the PBGC determined that the Salaried Pension Plan did not have sufficient assets available to pay benefits which were and are currently due under the terms of the Plan.

The PBGC further determined that pursuant to the provisions of the Employment Retirement Income Security Act of 1974, as amended ("ERISA") that the Plan must be terminated in order to protect the interests of the Plan's participants. Accordingly, the PBGC proceeded pursuant to ERISA to have the Plan terminated and the PBGC appointed as statutory trustee, and to have July 31, 1995 established as the Plan's termination date.

The Company and the PBGC have agreed to the terms of a settlement of the matter. The agreement is effective July 2, 2001. Under the agreement, the Company and the PBGC agreed on a total sum of $244,000. The Company has agreed to make payments as follows:

September 1, 2003 to August 1, 2004	$2,000 per month
September 1, 2004 to August 1, 2006	$3,000 per month
September 1, 2006 to August 1, 2007	$4,000 per month

In addition, the Company will make balloon payments of $25,000 each on the following dates:

January 1, 2004
May 1, 2004
May 1, 2005
January 1, 2006

The Company will also grant the PBGC a lien on the Company's machinery and equipment, subject to the preexisting liens in favor of the UDC.

As a result of this agreement the amount due the PBGC has been restated to $244,000 and is reported as a long term liability. The resultant gain of $294,506 was reclassified and accounted for as a charge to opening retained earnings as follows:

Opening retained earnings-March 31, 2000	$ (2,221,574)
Gain on pension plan settlement	294,506
Adjusted opening retained earnings March 31, 2000	(1,927,068)
Net income for the year ended March 30, 2001	26,826
Adjusted retained earnings balance at March 30, 2001	(1,900,242)
Net loss for the year ended March 29, 2002	(58,009)
Balance at March 29, 2002	$ (1,958,251)

The Company's shareholders voted on September 21, 2001 to change the par value of the Company's common stock from $.50 par value per share to $.01 par value per share.

As a result of the above change the Company reduced the book value of it's common stock and increased capital in excess of par as follows:

	Par Value $.50	Change	Par Value $.01
Common Stock	$ 1,151,734	$ (1,128,699)	$ 23,035
Capital in excess of par	1,615,874	1,128,699	2,744,573
Total equity	$ 2,767,608	$ 0	$ 2,767,608

On September 21, 2001 the Company's shareholders approved the adoption of the Company's 2001 Employees Stock Option Plan to provide for the grant of options to purchase up to 750,000 shares of the Company's common stock to all employees, including senior management.

Options granted to employees under this plan may be designated as options which qualify for incentive stock option treatment under Section 422A of the Internal Revenue Code, or option which do not so qualify.

Under this plan, the exercise price of an option designated as an Incentive Stock Option shall not be less than the fair market value of the Company's common stock on the day the option is granted. In the event an option designated as an incentive stock option is granted to a ten percent (10%) share holder, such exercise price shall be at least 110 Percent (110%) of the fair market value or the Company's common stock and the option must not be exercisable after the expiration of five years from the day of the grant. Exercise prices of non incentive stock options may be less than the fair market value of the Company's common stock.

The aggregate fair market value of shares subject to options granted to a participants, which are designated as incentive stock options, and which become exercisable in any calendar year, shall not exceed $100,000. As of March 29, 2002 no options had been granted under the plan.

Effects of Inflation

The Company does not view the effects of inflation to have a material effect upon its business. Increases in costs of raw materials and labor costs have been offset by increases in the price of the Company's products, as well as reductions in costs of production, reflecting management's efforts in this area. While the Company has in the past increased its prices to customers, it has maintained its relatively competitive price position. However, significant decreases in government, military subcontractor spending has provided excess production capacity in the industry which in turn has tightened pricing margins.

Changes in and Disagreements with Accountants on Accounting Financial Disclosure.

The Company had no disagreements with its accountants during the last two fiscal years.

IEH CORPORATION
FINANCIAL STATEMENTS

Contents
March 29, 2002 and March 30, 2001

Report of Independent Certified Public Accountant

Board of Directors
IEH Corporation
140 58th Street
Brooklyn, New York 11220

We have audited the accompanying balance sheets of IEH Corporation as of March 29, 2002 and March 30, 2001 and the related statements of operations, stockholders' equity, and cash flows for each of the two years in the period ended March 29, 2002 and March 30, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based upon our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of IEH Corporation as of March 29, 2002 and March 30, 2001 and the results of its operations and its cash flows for each of the two years ended March 29, 2002 and March 30, 2001 in conformity with generally accepted accounting principles.

Jerome Rosenberg, CPA, P.C.

Melville, New York
June 17, 2002

IEH CORPORATION
BALANCE SHEETS

As of March 29, 2002 and March 30, 2001

	March 29, 2002	March 30, 2001
ASSETS		
CURRENT ASSETS:		
Cash	$ 2,875	$ 11,833
Accounts receivable, less allowances for doubtful accounts of $10,062 at March 29, 2002 and March 30, 2001	770,884	732,150
Inventories *(Note 2)*	1,015,539	990,420
Prepaid expenses and other current assets *(Note 3)*	38,845	30,585
Total current assets	1,828,143	1,764,988
PROPERTY, PLANT AND EQUIPMENT, less accumulated depreciation and amortization of $5,584,695 at March 29, 2002 and $5,351,591 at March 30, 2001 *(Note 4)*	1,100,731	1,191,915
OTHER ASSETS:		
Other assets	44,819	47,075
	44,819	47,075
Total assets	$ 2,973,693	$ 3,003,978

See accompanying notes to financial statements

IEH CORPORATION
BALANCE SHEETS

As of March 29, 2002 and March 30, 2001

	March 29, 2002	March 30, 2001
LIABILITIES AND STOCKHOLDERS' EQUITY		*(Note 1) Restated (Note 8)*
CURRENT LIABILITIES:		
Accounts receivable financing *(Note 5)*	$ 676,181	$ 759,937
Notes payable, equipment, current portion *(Note 8)*	25,332	25,355
Notes payable, current portion *(Note 7)*	-	5,750
Loans payable, current portion *(Note 9)*	25,289	83,130
Accrued corporate income taxes	-	4,912
Union health & welfare, current portion *(Note 14)*	30,000	96,000
Accounts payable	950,503	719,309
Other current liabilities *(Note 6)*	144,430	141,423
Total current liabilities	1,851,735	1,835,816
LONG-TERM LIABILITIES:		
Pension Plan payable *(Note 11)*	244,000	244,000
Notes payable, equipment, less current portion *(Note 8)*	24,773	50,107
Union health & welfare, less current portion *(Note 14)*	43,828	6,689
Total long-term liabilities	312,601	300,796
Total liabilities	2,164,336	2,136,612
STOCKHOLDERS' EQUITY:		
Common stock, $.01 par value; 10,000,000 shares authorized; 2,303,468 shares issued and outstanding at March 29, 2002		
Common stock, $.50 par value; 10,000,000 shares authorized; 2,303,468 shares issued and outstanding at March 30, 2001	23,035	1,151,734
Capital in excess of par value	2,744,573	1,615,874
Retained earnings (Deficit)	(1,958,251)	(1,900,242)
Total stockholders' equity	809,357	867,366
Total liabilities and stockholders' equity	$ 2,973,693	$ 3,003,978

See accompanying notes to financial statements

IEH CORPORATION
STATEMENT OF OPERATIONS

For the Years Ended March 29, 2002 and March 30, 2001

	March 29, 2002	March 30, 2001
REVENUE, net sales *(Note 15)*	$ 4,338,012	$ 4,593,840
COSTS AND EXPENSES:		
Cost of products sold	3,207,645	3,261,193
Selling, general and administrative	808,935	871,844
Interest expense	143,909	154,874
Depreciation and amortization	244,350	275,737
	4,404,839	4,563,648
OPERATING INCOME (LOSS)	(66,827)	30,192
OTHER INCOME	10,372	734
INCOME (LOSS) BEFORE INCOME TAXES	(56,455)	30,926
PROVISION FOR INCOME TAXES	(1,554)	(4,100)
NET INCOME (LOSS)	$ (58,009)	$ 26,826
Basic and Diluted Earnings per common share *(Note 1)*	$ (.03)	$ .012
Weighted average number of common shares outstanding (in thousands)	2,303	2,303

See accompanying notes to financial statements

IEH CORPORATION
STATEMENT OF STOCKHOLDERS' EQUITY

For the Years Ended March 29, 2002 and March 30, 2001

	Common Stock		Capital in Excess of Par Value	Retained Earnings (Deficit)
	Shares	Amount		
Balances, March 31, 2000	2,303,468	$ 1,151,734	$ 1,615,874	$ (2,221,574)
Gain on pension plan settlements				294,506
Adjusted balances at March 31, 2000	2,303,468	1,151,734	1,615,874	(1,927,068)
Net Income: Year ended March 30, 2001				26,826
Balances, March 30, 2001	2,303,468	1,151,734	1,615,874	(1,900,242)
Reduction in par value of common stock		(1,128,699)	1,128,699	-
Net income: year ended March 29, 2002				(58,009)
Balances, March 29, 2002	2,303,468	$ 23,035	$2,744,573	$ (1,958,251)

See accompanying notes to financial statements

IEH CORPORATION
STATEMENT OF CASH FLOWS

Increase (Decrease) in Cash
For the Years Ended March 29, 2002 and March 30, 2001

	March 29, 2002	March 30, 2001
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income (loss)	$ (58,009)	$ 26,826
Adjustments to reconcile net income to net cash used in operating activities		
Depreciation and amortization	244,350	275,737
Changes in assets and liabilities:		
(Increase) decrease in accounts receivable	(38,734)	40,484
(Increase) decrease inventories	(25,119)	(14,251)
(Increase) decrease in prepaid expenses and other current assets	(8,260)	(14,373)
(Increase) decrease in other assets	2,256	(697)
(Decrease) increase in accounts payable	231,194	(60,377)
(Decrease) increase in other current liabilities	3,007	47,770
Increase in accrued corporate income taxes	(4,912)	(11,108)
(Decrease) in due to union pension & health & welfare	(28,861)	(30,000)
Total adjustments	374,921	233,185
NET CASH PROVIDED BY (USED) FOR OPERATING ACTIVITIES	316,912	260,011
CASH FLOWS FROM INVESTING ACTIVITIES:		
Acquisition of property, plant and equipment	(153,166)	(209,499)
NET CASH USED IN INVESTING ACTIVITIES	$ (153,166)	$ (209,499)

See accompanying notes to financial statements

IEH CORPORATION
STATEMENT OF CASH FLOWS

Increase (Decrease) in Cash
For the Years Ended March 29, 2002 and March 30, 2001

	March 29, 2002	March 30, 2001
CASH FLOWS FROM FINANCING ACTIVITIES:		
Principal payments on notes payable	$ (31,107)	$ (60,960)
Proceeds from accounts receivable financing	(83,756)	70,162
Principal payments on loan payable	(57,841)	(51,926)
NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES	(172,704)	(42,724)
INCREASE (DECREASE) IN CASH	(8,958)	7,788
CASH, beginning of period	11,833	4,045
CASH, end of period	$ 2,875	$ 11,833
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION, cash paid during the year for:		
Interest	$ 134,740	$ 149,273
Income Taxes	$ 4,175	$ 4,100

See accompanying notes to financial statements

IEH CORPORATION
NOTES TO FINANCIAL STATEMENTS

Note 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Description of Business:

The Company is engaged in the design, development, manufacture and distribution of high performance electronic printed circuit connectors and specialized interconnection devices. Electronic connectors and interconnection devices are used in providing electrical connections between electronic component assemblies. The Company develops and manufactures connectors which are designed for a variety of high technology and high performance applications, and are primarily utilized by those users who require highly efficient and dense (the space between connection pins with the connector) electrical connections.

The Company is continuously redesigning and adapting its connectors to meet and keep pace with developments in the electronics industry and has, for example, developed connectors for use with flex-circuits now being used in aerospace programs, computers, air-borne communications systems, testing systems and other areas. The Company also services its connectors to meet specified product requirements.

Accounting Period:

The Company maintains an accounting period based upon a 52-53 week year which ends on the nearest Friday in business days to March 31st. The year ended March 29, 2002 was comprised of 52 weeks and the year ended March 30, 2001 was comprised of 53 weeks.

Revenue Recognition:

Revenues are recognized at the shipping date of the Company's products.

The Company's policy with respect to customer returns and allowances as well as product warranty is as follows:

The Company will accept a return of defective product within one year from shipment for repair or replacement at the Company's option. If the product is repairable, the Company at its own cost will repair and return to the customer. If unrepairable, the Company will either offer an allowance against payment or will reimburse the customer for the total cost of product.

Most of the Company's products are custom ordered by customers for a specific use. The Company provides engineering services as part of the relationship with its customers in developing the custom product. The Company is not obligated to provide such engineering service to its customers. The Company does not charge separately for these services.

Note 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*:

Inventories:

Inventories are stated at cost, on a first-in, first-out basis, which does not exceed market value.

Concentration of Credit Risk:

The Company maintains cash balances at one bank. Amounts on deposit are insured by the Federal Deposit Insurance Corporation up to $100,000 in aggregate. There were no uninsured balances at either March 29, 2002 or March 30, 2001.

Property, Plant and Equipment:

Property, plant and equipment is stated at cost less accumulated depreciation and amortization. The Company provides for depreciation and amortization using the Modified Accelerated Cost Recovery System (MACRS) method over the estimated useful lives (5-7 years) of the related assets.

Maintenance and repair expenditures are charged to operations, and renewals and betterments are capitalized. Items of property, plant and equipment which are sold, retired or otherwise disposed of are removed from the asset and accumulated depreciation or amortization account. Any gain or loss thereon is either credited or charged to operations.

Income Taxes:

The Company follows the policy of treating investment tax credits as a reduction in the provision for federal income tax in the year in which the credit arises or may be utilized. Deferred income taxes arise from temporary differences resulting from different depreciation methods used for financial and income tax purposes. The Company has adopted Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes".

Net Income Per Share:

The Company has adopted the provisions of SFAS No. 128, "Earnings Per Share", which requires the disclosure of "basic" and "diluted" earnings (loss) per share. Basic earnings per share is computed by dividing net income by the weighted average number of common shares outstanding during each period. Diluted earnings per share is similar to basic earnings per share except that the weighted average number of common shares outstanding is increased to reflect the dilutive effect of potential common shares, such as those issuable upon the exercise of stock or warrants, as if they had been issued. For the years ended March 29, 2002 and March 30,

Note 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Net Income Per Share:

2001, there were no items of potential dilution that would impact on the computation of diluted earnings or loss per share.

Fair Value of Financial Instruments:

The carrying value of the Company's financial instruments, consisting of accounts receivable, accounts payable, and borrowings, approximate their fair value due to the relatively short maturity (three months) of these instruments.

Use of Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, revenues and expenses, and disclosure of contingent assets and liabilities at the date of the financial statements. Actual amounts could differ from those estimates.

Impairment of Long-Lived Assets:

SFAS No. 121, "Accounting For The Impairment of Long-Lived Assets To Be Disposed Of", requires that long-lived assets and certain identifiable intangibles to be held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The Company has adopted SFAS No. 121. There were no long-lived asset impairments recognized by the Company for the years ended March 29, 2002 and March 30, 2001.

Reporting Comprehensive Income:

The Company has adopted the provisions of SFAS No. 130, "Reporting Comprehensive Income". This statement established standards for reporting and display of comprehensive income and its components (revenues, expenses, gains and losses) in an entity's financial statements. This Statement requires an entity to classify items of other comprehensive income by their nature in a financial statement and display the accumulated balance of other comprehensive income separately from retained earnings and additional paid-in capital in the equity section of a statement of financial position. There were no material items of comprehensive income to report for the years ended March 29, 2002 and March 30, 2001.

Note 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Segment Information:

The Company has adopted the provisions of SFAS No. 131, "Disclosures About Segment of An Enterprise and Related Information." This Statement requires public enterprises to report financial and descriptive information about its reportable operating segments and establishes standards for related disclosures about product and services, geographic areas, and major customers. The adoption of SFAS No. 131 did not affect the Company's presentation of its results of operations or financial position.

Effect of New Accounting Pronouncements:

In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 101 ("SAB No. 101"), *Revenue Recognition in Financial Statements*, which summarizes certain of the staff's views on revenue recognition. The Company's revenue recognition policies are in accordance with SAB No. 101.

Note 2 - INVENTORIES:

Inventories are comprised of the following:

	March 29, 2002	March 30, 2001
Raw materials	$ 675,446	$ 714,634
Work in progress	228,912	159,741
Finished goods	111,181	116,045
	$ 1,015,539	$ 990,420

Note 3 - PREPAID EXPENSES AND OTHER CURRENT ASSETS:

Prepaid expenses and other current assets are comprised of the following:

	March 29, 2002	March 30, 2001
Prepaid insurance	$ 32,574	$ 18,571
Prepaid corporate taxes	3,925	3,640
Other current assets	2,346	8,374
	$ 38,845	$ 30,585

IEH CORPORATION
NOTES TO FINANCIAL STATEMENTS

Note 4 - PROPERTY, PLANT AND EQUIPMENT:

Property, plant and equipment are as follows:

	March 29, 2002	March 30, 2001
Computers	$ 189,288	$ 187,248
Leasehold improvements	585,831	585,831
Machinery and equipment	4,175,282	4,050,066
Tools and dies	1,580,217	1,554,307
Furniture and fixture	154,808	154,808
Transportation equipment	-	11,246
	6,685,426	6,543,506
Less: accumulated depreciation and amortization	5,584,695	5,351,591
	$ 1,100,731	$ 1,191,915

Note 5 - ACCOUNTS RECEIVABLE FINANCING:

The Company entered into an accounts receivable financing agreement whereby it can borrow up to eighty percent of its eligible receivables (as defined in the agreement) at an interest rate of 2 ½ % above The Chase Manhattan Bank's publicly announced rate 4.75% at March 29, 2002, with a maximum of 12% per annum. The agreement has an initial term of one year and will automatically renew for successive one year terms, unless terminated by the Company or Lender upon receiving sixty days prior notice. The loan is secured by the Company's accounts receivable and inventories.

Note 6 - OTHER CURRENT LIABILITIES:

Other current liabilities are comprised of the following:

	March 29, 2002	March 30, 2001
Payroll and vacation accruals	$ 67,920	$ 66,448
Sales commissions	14,339	10,611
Other	62,171	64,364
	$ 144,430	$ 141,423

Note 7 - NOTES PAYABLE:

The Company was in arrears in the amount of $236,000 to the Apple Industrial Development Corp. formerly New York City Economic Development Corporation ("NYCEDC") for rent due for its offices and manufacturing facilities. In May 1997, the Company and the NYCEDC negotiated an agreement for the Company to pay off its indebtedness over a 48 month period, by the Company issuing notes payable to NYCEDC. The note bore interest at the rate of 8.25% per annum. The Company had repaid this note in full as of June 29, 2001.

Note 8 - NOTES PAYABLE EQUIPMENT:

The Company financed the acquisition of new computer equipment and software with notes payable. The notes are payable over a sixty month period. The balance remaining at March 29, 2002 amounted to $50,105.

Aggregate future principal payments are as follows:

Fiscal Year Ending March:	
2003	$ 25,332
2004	16,978
2005	6,745
2006	1,050
	$ 50,105

Note 9 - LOAN PAYABLE:

On July 22, 1992, the Company obtained a loan of $435,000 from the New York State Urban Development Corporation ("UDC"), collateralized by machinery and equipment. The loan is payable over ten years, with interest rates progressively increasing from 4% to 8% per annum. The balance remaining at March 29, 2002 was $25,289.

Aggregate future principal payments are as follows:

Fiscal Year Ending March 31:	
2003	$ 25,289

In April 1997, the Company was informed by the UDC that the loan was sold and conveyed to WAMCO XXIV, Ltd. All the terms and conditions of the loan remained in effect.

As of March 29, 2002, the Company had failed to meet one of the financial covenants of the loan agreement; namely that the "Company shall be obligated to maintain a tangible net worth of not

Note 9 - LOAN PAYABLE: ***(continued)***

less than $1,300,000 and the Company shall be obligated to maintain a ratio of current assets to current liabilities of 1.1 to 1.0.

The Company reported tangible net worth of $809,357. The ratio of current assets to current liabilities was .99 to 1.0.

The Company has applied for additional waivers of this covenant. Neither the UDC or WAMCO XXIV has acted on these requests. There are no assurances that the Company will receive any additional waivers of this covenant. Should the Company not receive any additional waivers, then it will be deemed to be in default of this loan obligation and the loan plus interest will become due and payable, accordingly the entire balance has been classified as a current liability in the accompanying balance sheet.

Note 10 – INCOME TAXES:

The components of the deferred tax assets and liabilities are as follows:

	March 29, 2002	March 30, 2001
Deferred tax assets:		
Net operating loss carryforwards	$ 2,085,929	$2,112,755
Gross deferred assets tax assets	2,085,929	2,112,755
Deferred tax liabilities:		
State income taxes	(82,397)	(83,557)
Net deferred tax assets before valuation allowance	2,003,532	2,029,198
Valuation allowance	(2,003,532)	(2,029,198)
Net deferred tax assets	$ 0	$ 0

At March 31, 2000 , the Company established a 100% valuation allowance for the net deferred tax assets, as management could not determine that it was more likely than not that the deferred tax assets could be realized. The change in valuation allowance amounted to $25,666 for the year ended March 29, 2002.

Note 10 – INCOME TAXES: (continued)

As of March 29, 2002, the Company has available Federal net operating loss carryforwards (NOL's) totaling approximately $2,085,929 which expire at various times through March 31, 2010, for State and Local purposes, the company has available NOL's approximating $2,019,544 which expire at various times through March 31, 2010. Utilization of the NOL's may be limited pursuant to Internal Revenue Code Section 382 should significant changes to the existing ownership of the Company occur.

A reconciliation of income taxes computed at the Federal statutory rate as compared to income tax expense at the effective income tax is as follows:

	March 29, 2002	March 30, 2001
Federal statutory income tax (benefit) rate	(34.0)%	(34.0) %
State tax benefit, net of Federal liability	(12.2)%	(12.2) %
Net change in valuation allowance	46.2%	46.2 %
Effective income tax (benefit) rate	(-)%	(-) %

Note 11 - PENSION PLAN-SALARIED PERSONNEL:

On June 30, 1995, the Company applied to the Pension Benefit Guaranty Corporation ("PBGC") to have the PBGC assume all of the Company's responsibilities and liabilities under its Salaried Pension Plan. On April 26, 1996, the PBGC determined that the Salaried Pension Plan did not have sufficient assets available to pay benefits which were and are currently due under the terms of the Plan.

The PBGC further determined that pursuant to the provisions of the Employment Retirement Income Security Act of 1974, as amended ("ERISA"), that the Plan must be terminated in order to protect the interests of the Plan's participants. Accordingly, the PBGC proceeded pursuant to ERISA to have the Plan terminated and the PBGC appointed as statutory trustee, and to have July 31, 1995 established as the Plan's termination date.

Note 11 - PENSION PLAN-SALARIED PERSONNEL (continued)

The Company and the PBGC negotiated a settlement on the entire matter and on July 2, 2001, an agreement was reached whereby the Company's liability to the PBGC was reduced to $244,000. The Company will make monthly payments to the PBGC as follows:

September 1, 2003 to August 1, 2004	$2,000 per month
September 1, 2004 to August 1, 2006	$3,000 per month
September 1, 2006 to August 1, 2007	$4,000 per month

In addition, to the above referenced monthly payments, the Company will make balloon payments of $25,000 each on the following dates:

January 1, 2004
May 1, 2004
May 1, 2005
January 1, 2006

The Company will also grant the PBGC a lien on the Company's machinery and equipment, subject to the pre-existing liens in favor of the UDC.

As a result of this agreement the amount due the PBGC has been restated to $244,000 and is reported as a long term liability. The resultant gain of $294,506 was reclassified and accounted for as a charge to opening retained earnings as follows:

Opening retained earnings-March 31, 2000	$ (2,221,574)
Gain on pension plan settlement	294,506
Adjusted opening retained earnings March 31, 2000	(1,927,068)
Net income for the year ended March 30, 2001	26,826
Adjusted retained earnings balance at March 30, 2001	(1,900,242)
Net loss for the Year ended March 29, 2002	(58,009)
Balance at March 29, 2002	(1,958,251)

Note 12 - CHANGES IN STOCKHOLDERS' EQUITY:

Retained earnings (deficit) increased by $58,009, which represents the loss for the year.

Note 12 - CHANGES IN STOCKHOLDERS' EQUITY: (continued)

The Company's shareholders voted on September 21, 2001 to change the par value of the Company's common stock from $.50 par value per share to $.01 par value per share.

As a result of the above change the Company reduced the book value of it's common stock and increased capital in excess of par as follows:

	Par Value $.50	Change	Par Value $.01
Common Stock	$ 1,151,734	$ (1,128,699)	$ 23,035
Capital in excess of par	1,615,874	1,128,699	2,744,573
Total equity	$ 2,767,608	$ 0	$ 2,767,608

Note 13- 2001 EMPLOYEE STOCK OPTION PLAN:

On September 21, 2001 the Company's shareholders approved the adoption of the Company's 2001 Employees Stock Option Plan to provide for the grant of options to purchase up to 750,000 shares of the Company's common stock to all employees, including senior management.

Options granted to employees under this plan may be designated as options which qualify for incentive stock option treatment under Section 422A of the Internal Revenue Code, or options which do not so qualify.

Under this plan, the exercise price of an option designated as an Incentive Stock Option shall not be less than the fair market value of the Company's common stock on the day the option is granted. In the event an option designated as an incentive stock option is granted to a ten percent (10%) shareholder, such exercise price shall be at least 110 Percent (110%) of the fair market value or the Company's common stock and the option must not be exercisable after the expiration of five years from the day of the grant.

Exercise prices of non incentive stock options may be less than the fair market value of the Company's common stock..

The aggregate fair market value of shares subject to options granted to a participant(s), which are designated as incentive stock options, and which become exercisable in any calendar year, shall not exceed $100,000. As of March 29, 2002 no options had been granted under the plan.

Note 14 - COMMITMENTS:

The Company exercised its option to renew its lease on the premises for 10 years. The original lease ran through August 23, 2001.

The Company is obligated under this renewal through August 23, 2011, at minimum annual rentals as follows:

Fiscal year ending March:

2003	$ 111,600
2004	111,600
2005	111,600
2006	111,600
2007	111,600
2008	111,600
2009	111,600
2010	111,600
2011	74,400
	$ 967,200

The rental expense for the year ended March 29, 2002 for this lease was $ 111,482.

The terms of the renewal are presently being negotiated by the Company and its landlord, Apple Industrial Development, Corp.

(See Note 7 – Notes Payable relating to rent arrears agreement).

The Company has a collective bargaining multi-employer pension plan with the United Auto Workers of America, Local 259. Contributions are made in accordance with a negotiated labor contract and are based on the number of covered employees employed per month. With the passage of the Multi-Employer Pension Plan Amendments Act of 1990 ("The Act"), the Company may become subject to liabilities in excess of contributions made under the collective bargaining agreement. Generally, these liabilities are contingent upon the termination, withdrawal, or partial withdrawal from the Plan.

The Company has not taken any action to terminate, withdraw or partially withdraw from the Plan nor does it intend to do so in the future. Under the Act, liabilities would be based upon the Company's proportional share of the Plan's unfunded vested benefits which is currently not available. The amount of accumulated benefits and net assets of such Plan also is not currently available to the Company. The total contributions charged to operations under this pension plan

Note 14 - COMMITMENTS:*(continued)*

were $38,384 for the year ended March 29, 2002 and $35,707 for the year ended March 30, 2001. As of March 29, 2002, the Company reported arrears with respect to its contributions to the Union's health and welfare plan. The amount due the health and welfare plan was $73,828. The total amount due of $73,828 is reported on the accompanying balance sheet as follows: $30,000 as a current liability and $43,828 as a long term liability.

In December 1993, the Company and Local 259 entered into a verbal agreement whereby the Company would satisfy this debt by the following payment schedule:

The sum of $2,500 will be paid by the Company each month in satisfaction of the current arrears until this total debt has been paid. Under this agreement, the projected payment schedule for arrears will satisfy the total debt in 30 months.

Note 15 - REVENUES FROM MAJOR CUSTOMERS:

In the fiscal year ended March 29, 2002, approximately 17% of the Company's total revenues were earned from one customer. Total sales to this customer were approximately $730,000. No other customer accounted for over 10% of the Company's sales. Accounts receivable as of March 29, 2002, included a receivable from one customer which amounted to 10% or more of the total accounts receivable.

Corporate Information

Company Officers and Directors

Michael Offerman
Chairman of the Board
and President

Robert Knoth
Secretary and Treasurer

Murray Sennet
Director

Allen Gottlieb
Director

Robert Pittman
Director

Joan Prideaux
National Sales Manager

Corporate Office
140 58th Street
Suite 8E
Brooklyn, New York 11220
(718) 492-9673

Transfer Agent
Registrar and Transfer Company
10 Commerce Drive
Cranford, New Jersey 07016
(908) 272-8511

Counsel
Goldstein & DiGioia, LLP
369 Lexington Avenue
New York, New York 10017
(212) 599-3322

Auditors
Jerome Rosenberg, CPA
801 Walt Whitman Road
Melville, New York 11747
(516) 421-7500

CORPORATION

2002 ANNUAL REPORT